313 Congress Street, Sixth Floor

Boston, MA 02210

April 14, 2009

BY EDGAR

Mr. John Reynolds

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3561

Washington, D.C.  20549

Re:         National Mentor Holdings, Inc.

Annual Report on Form 10-K for the fiscal year ended September 30, 2008

Filed on December 22, 2008

File No. 333-129179

Dear Mr. Reynolds:

On behalf of National Mentor Holdings, Inc., a Delaware corporation (the “Company”), please find below the Company’s response to the comment letter to Edward M. Murphy from the Staff of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2008 (the “Form 10-K”).  The Company’s response below corresponds to the caption and numbering of the Staff’s comment (which is reproduced below in italics).  Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Form 10-K.

Item 11.  Executive Compensation, page 42

Compensation Discussion and Analysis, page 42

Equity-Based Compensation, page 44

1.         We note your disclosure on page 45 that “the value of the C and D units depends on the achievement of certain performance-based conditions that relate to the Company’s achievement of certain financial targets for fiscal 2007, fiscal 2008 and fiscal 2009…”  Please confirm that in future filings you will disclose the specific performance targets used to determine the value of the units, and provide draft disclosure of these targets, omitting the numeric targets themselves.  Alternatively, provide a supplemental analysis as to why it is appropriate to omit these targets.  To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b).  General statements regarding the level of difficulty, or ease, associated with achieving performance goals are not sufficient.  In discussing how likely it will be for the Company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

In future filings the Company intends to include a more detailed discussion of the financial performance targets used to determine the value of the C and D units as set forth in italics below.  For purposes of the following draft disclosure, it is assumed that the performance targets will not be met for fiscal 2009:

Assuming continued employment, the C and D units time vest after three years, although the value of the C and D units depends on the Company’s achievement of certain financial targets for fiscal

2007, fiscal 2008 and fiscal 2009.  Those financial targets are Targeted EBITDA, Targeted Organic EBITDA Growth Rate and Targeted Net Debt (Maximum).  Each of the financial targets must be met in a specified fiscal year for the holder to earn one-third of the class of units in that year.  The targets with respect to the C units were achieved for fiscal 2007 and fiscal 2008, and the targets with respect to the D units were achieved for fiscal 2007 only.  Reflecting the partial achievement of these respective targets, upon a sale of the Company or other liquidity event, in the event that sufficient proceeds are realized to effect a return of capital and appreciation with respect to the common equity, the holders of C units would receive two-thirds of the potential payout of the C units and the holders of D units would receive one-third of the potential payout of the D units.  However, the holders of the C and D units could receive a higher potential payout upon a liquidity event if certain conditions are met that relate to Vestar’s return on its investment.  If the investment return condition relating to the C units is met upon a sale of the Company, holders of C units would receive 100% of the total potential payout of the C units, and if the investment return conditions relating to the D units are met upon a sale of the Company, holders of D units would receive 50% or 100% of the total potential payout of the D units, depending on which condition is met.  As a result, holders of C units or holders of D units, or both, could still receive 100% of their total potential payout if Vestar were to achieve certain investment returns upon a liquidity event.

The Company does not believe that the specific numerical performance targets for equity compensation are material information to a bondholder.  The Company is a voluntary filer with the Commission pursuant to covenants with its bondholders.  Its equity is privately held, and the C and D units were issued by an indirect third-tier holding company, NMH Investment, LLC.  As disclosed in Item 12 of the Form 10-K, over 90 percent of the voting common equity in NMH Investment is held by Vestar Capital Partners.  The numerical performance targets with respect to the C and D units (Targeted EBITDA, Targeted Organic EBITDA Growth Rate and Targeted Net Debt) were negotiated between management and Vestar and reflect their agreement about how any increase in equity value would be divided among Vestar and management upon a liquidity event.  Unlike the performance targets for the annual cash incentive plan, which determine the cash compensation paid annually to executive officers, the performance targets for equity compensation have no impact on the economic rights of the Company’s bondholders, because any cash payment in respect of C and D units that is determined based on the performance targets would be made only after the satisfaction of the Company’s obligations to its bondholders and other debt holders, and with reference to the applicable covenants.

The Company believes the values of the performance targets for equity compensation are not material to an understanding of the named executive officers’ compensation for fiscal 2008 or otherwise.  During fiscal 2008, no C or D units vested and there was no liquidity event for the Company’s equity holders such that value was realized.  If an executive officer terminated his or her employment voluntarily during fiscal 2008, NMH Investment would have been entitled to repurchase his or her C and D units at cost.  If an executive officer were terminated without cause or resigned for good reason during fiscal 2008, he or she would have been entitled to receive fair market value for the C and D units, as quantified under the heading “Estimated Severance and Change-in-Control Payments” in the Form 10-K.

Furthermore, if there is a sale of the Company or other liquidity event, and if a sufficient investment return is achieved, the payouts for the C and D units can be as high as 100% of the total potential payout for these units, in which case the performance targets and the earnings associated with those targets would be irrelevant.  Because the potential payouts for the C and D units depend on the circumstances of a hypothetical liquidity event that has not yet occurred, and several different payout scenarios are possible, the Company believes that quantifying the performance targets for equity compensation would not contribute materially to an investor’s understanding of compensation for fiscal 2008 or otherwise.  In accordance with Item 402(j) of Regulation S-K, the Company has quantified the amounts that holders of C and D units would receive assuming a change of control had occurred on September 30, 2008 under the heading “Estimated Severance and Change-in-Control Payments” in the Form 10-K.

The Company notes that it quantified the adjusted EBITDA and revenue targets under the annual cash incentive plan for fiscal 2008 under the heading “Compensation Discussion and Analysis—Annual Incentive Compensation.”  The Company believes that these targets are material to an understanding of the named executive officers’ compensation for fiscal 2008 because the named executive officers received cash payments under the annual cash incentive plan for fiscal 2008 based on the Company’s partial achievement of those targets.  To the extent that performance targets are material to an investor’s understanding of compensation paid to named executive officers in any future period, the Company intends to quantify those targets in the Compensation Discussion and Analysis section of a Form 10-K filed for that fiscal year.

In connection with the Company’s response, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*       *       *       *       *

If you have any questions or require additional information regarding this response, please direct them to me at (617) 790-4800 or by fax at (617) 790-4271.

Sincerely,

/s/ LINDA DERENZO

Linda DeRenzo
Senior Vice President and General Counsel
National Mentor Holdings, Inc.

cc:	Edward M. Murphy, President and Chief Executive Officer, National Mentor Holdings, Inc.
Denis M. Holler, Executive Vice President and Chief Financial Officer, National Mentor Holdings, Inc.